Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

In respect of the years ended December 31, 2008 and 2007 (the “Reporting Period”)

The following management’s discussion and analysis (“MD&A”) is management’s assessment of the historical financial and operating results of Challenger Energy Corp. (the “Company” or “Challenger”) during the period covered by the consolidated financial statements. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar figures included therein and in the following MD&A are quoted in Canadian dollars, unless otherwise noted. Readers should be aware the following MD&A relates primarily to the three months and years ended December 31, 2008 and 2007. The date of this MD&A is March 16, 2009.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Challenger is listed on the TSX Venture Exchange under the symbol “CHQ”.

FORWARD LOOKING STATEMENTS

This document contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to future production, resource potential and/or reserves, project start-ups and future capital spending, as well as the outcome of proceedings under the Companies’ Creditors Arrangement Act (Canada). Forward-looking information contained in this document is as of the date of this document. The Company assumes no obligation to update and/or revise this forward-looking information except as required by law. Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This document may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of undiscovered resources (oil, natural gas, natural gas liquids or other hydrocarbons) will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Companys’ annual reports.

In particular such forward-looking statements include:

(a) Under the heading “Creditor Protection and Restructuring” the statement that:

“CCAA protection will allow Challenger to continue with its February 5, 2009 announced process to evaluate various strategic alternatives available to the Company, including a sale of Challenger or its assets”

(b) Under the heading “Cash Used in Operations” the statement that:

“Cash for exploration activities has been provided from financings and the Company will require additional future financings or must monetize all or part of its interest in Block 5(c) to continue funding its exploration activities.”

The foregoing statement is based on the assumption that the Company can obtain the required financing or pursue the sale of Challenger or its assets. There are a number of risks that could affect those assumptions including but not limited to the availability of equity or debt financing and the ability to monetize all or part of Challenger’s interest in Block 5(c).

CORPORATE OVERVIEW

The Company was incorporated on August 6, 2004 pursuant to the provisions of the Canada Business Corporations Act. Challenger began its natural gas exploration and production business upon incorporation. Challenger’s primary emphasis has been exploration for natural gas offshore Trinidad and Tobago. The Company entered into a Participation Agreement in 2004 (“Participation Agreement”) that gave the Company the right to acquire an interest in Block 5(c) offshore Trinidad with the commitment to participate in drilling three exploration wells on Block 5(c). The Company commenced exploration activity in Trinidad and Tobago near the end of the second quarter of 2007 (under its Block 5(c) Participation Agreement). On June 29, 2007, the first exploration well, called “Victory”, was spud; and, on January 14, 2008 the Company announced results from the first zone tested, and on January 28, 2008 the Company announced the results from the second zone tested in the Victory well. On February 20, 2008, the Company announced that operations had begun on the second exploration well, called “Bounty”, in the Company’s three well commitment on Block 5(c). The Bounty well reached total depth in June 2008 and testing results were released August 13, 2008. Drilling of the third exploration well, called “Endeavour”, began in August 2008 and the Endeavour well reached total depth in January 2009. Flow testing operations on the third well were completed in March 2009 and operations are currently being finalized on the third exploration well with rig release scheduled in the month of March 2009. The Company earned a minor amount of production revenue in the three months and year ended December 31, 2008 from its 10% interest in a producing gas well located in Western Canada.

On February 5, 2009, the Company announced that its Board of Directors appointed a Special Committee of Directors with the mandate to undertake a process to evaluate the various strategic alternatives available to the Company, including the sale of the assets or the Company. In this regard, the Special Committee has retained Peters & Co. Limited as its financial advisor to assist in the review process.

In February and March, 2006, the Company completed a $19.5 million private placement of 8,644,444 Units priced at $2.25 per Unit. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant was exercisable at a price of $2.75 per share until December 31, 2006, which was extended to February 28, 2007. Of the 4,322,222 whole warrants issued in respect to the February and March, 2006 private placement, 323,512 were exercised and 3,998,710 expired. In November, 2007 the Company issued 1,875,027 special warrants at $1.80 each for proceeds of $3.4 million. These special warrants were deemed exercised into 1,875,027 common shares in January 2008. On March 6, 2008 the Company completed a $27.8 million public offering of 6,956,525 units at a price of $4.00 per Unit. Each unit was comprised of one common share and one-half of one common share purchase warrant with each full warrant exercisable over the next 24 months at a price of $4.40 per common share purchase warrant. On March 28, 2008 the agents for the March 6, 2008 financing exercised an over-allotment option for an additional 843,475 common shares at a price of $3.80 per common share and 521,737 common share purchase warrants at a price of $0.40 per warrant (or $0.20 per half warrant), raising an additional $3.4 million. Total gross proceeds from the March financing were $31.2 million. On October 2, 2008 the Company completed an equity financing for gross proceeds of $30.0 million for 10,000,000 units at a price of $3.00 per unit. Each unit was comprised of one common share and one-half warrant exercisable over the next 12 months at a price of $3.50 per common share purchase warrant. In September 2008 the Company entered into a $14.0 million bridge facility with Canadian Superior Energy Inc (the “Bridge Facility”). In November 2008, the Company accessed the full Bridge Facility, and issued 500,000 warrants (priced according to the October 2, 2008 financing at $3.50 per common share purchase warrant) to Canadian Superior Energy Inc. (“Canadian Superior”) for drawing the full amount. As at March 16th, 2009 there are 53,685,763 common shares outstanding.

CREDITOR PROTECTION AND RESTRUCTURING

On February 27, 2009, Challenger obtained an order (“the Initial Order”) from the Court of Queen’s Bench of Alberta (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). The Initial Order is for a period ending March 23, 2009 (the “Stay Period”) and Challenger intends to apply to the Court for an extension.

The Initial Order was obtained after the Board of Directors determined that Challenger was unable to continue to make required payments under its joint operating agreement dated August 11, 2007 with Canadian Superior and BG International Limited (“BG International”) with respect to exploration Block 5(c) offshore Trinidad and Tobago (“Block 5(c)”) or to repay Cdn. $14 million due on February 28, 2009 under a bridge loan facility with Canadian Superior. CCAA protection will allow Challenger to continue with its February 5, 2009 announced process to evaluate the various strategic alternatives available to the Company, including a sale of Challenger or its assets. A special committee of directors will oversee this process and Peters & Co. Limited has been retained as financial advisor.

The Initial Order permits Challenger to file a plan of compromise or arrangement with its creditors and, in the meantime, to remain in possession and control of its property, carry on its business and retain employees and other service providers. No proceeding or enforcement process in any court or tribunal may be commenced or continued against or in respect of Challenger or affecting its property or business, except for arbitration proceedings commenced between BG International and Canadian Superior, and an interim receivership order obtained with respect to Canadian Superior’s interest in Block 5(c) by BG International which may affect the Company’s interest in Block 5(c).

Alger & Associates Inc. (the “Monitor”) was appointed by the Court as Monitor, to monitor Challenger’s property and the conduct of its business. The Monitor has the prescribed rights and obligations set out in the CCAA and is also empowered to, among other things, monitor the Company’s receipts and disbursements, report to the Court with respect to matters relating to Challenger’s property and business and advise the Company in the development of any plan of compromise or arrangement with creditors. The Initial Order and related court filings are available on the Monitor’s website, at www.alger.ca.

If Challenger is not able to develop and present a plan of compromise or arrangement with its creditors, or if the plan is not accepted by affected creditors, during the Stay Period and any subsequent extensions, then the Company will lose the protection of the stay of proceedings and substantially all debt obligations of the Company will be due and payable, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation or forfeiture of Challenger’s assets.

Contributing factors

Challenger has funded its obligations on the Block 5(c) exploration program with funds raised in public markets and the Bridge Facility. The ability of the Company to continue to satisfy its obligations under the Participation Agreement, which are payable in US dollars, has been impacted by: the significant activity delays and cost over-runs at every stage of the exploration program; the recent decline in value of the Canadian dollar against the U.S. dollar; the decrease in commodity prices; the contraction of debt and equity financing; and the crisis facing the global credit market.

OVERALL PERFORMANCE

Period ended December 31, 2008

For the period ended December 31, 2008, Challenger carried on exploration operations and had minimal revenues. As at December 31, 2008 Challenger had a working capital deficiency of $33.8 million, which reflects a net accrual of obligations of $23.9 million for work performed in respect of the Company’s exploration program on Block 5(c), $14.0 million payable on the Bridge Facility, and cash on hand of $3.9 million (see “Liquidity” section for discussion on equity and debt financing). As at December 31, 2008, the Company has transferred a cumulative total of U.S. $80.1 million to Canadian Superior in respect to its obligations as per the Block 5(c) Participation Agreement.

SELECTED FINANCIAL INFORMATION

	3 months ended December 31, 2008	3 months ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2007
	(unaudited)	(unaudited)	(audited)	(audited)

Total Revenue	$54,171	$67,022	$339,464	$366,809
Net (Loss)	$(2,867,529)	$(936,314)	$(5,466,183)	$(4,444,356)
Per Share basic	$(0.06)	$(0.03)	$(0.13)	$(0.14)
Per Share diluted	$(0.06)	$(0.03)	$(0.13)	$(0.14)

Cash Expenses for the Period	$884,159	$285,914	$2,007,971	$1,038,426
Stock Option Compensation Expense	$332,540	$686,555	$1,819,589	$2,873,194
Depletion, Depreciation and Accretion	$98,548	$24,893	$169,192	$107,704
Financing charge	$100,000	—	$100,000	—
Total Expenses for the Period	$1,372,419	$997,362	$4,096,752	$4,019,326
Foreign Exchange Gain (Loss)	$(1,603,454)	$(5,074)	$(1,708,894)	$(791,839)

	As at	As at
	December 31,	December 31,
	2008	2007
	(unaudited)	(audited)
Total Assets	$114,595,405	$33,304,637
Total Liabilities	$37,894,712	$11,317,510
Share Capital	$76,513,404	$18,188,334
Common Shares Outstanding	53,497,547	32,777,520

MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

1.               On January 16, 2008, 1,875,027 special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of a short form prospectus. The Company entered into special warrant subscription agreements in November 2007 where each special warrant was exercisable into one common share at no additional cost. The Company issued 1,875,027 special warrants at an issue price of $1.80, for total gross proceeds of $3,375,049, net of issue costs of $311,887.

2.               On March 6, 2008 the Company completed a $27.8 million public offering of 6,956,525 units at a price of $4.00 per unit. Each unit was comprised of one common share and one-half of one common share purchase warrant exercisable for 24 months at a price of $4.40. On March 28, 2008 the agents for the March 6, 2008 financing exercised an over-allotment option for an additional 843,475 common shares at a price of $3.80 per common share and 521,737 common share purchase warrants at a price of $0.40 per warrant (or $0.20 per half warrant), raising an additional gross proceeds of $3.4 million. Total gross proceeds from the financing was $31.2 million.

3.               On September 23, 2008 the Company entered into a short-term $14.0 million Bridge Facility (see discussion under heading “Liquidity”).

4.               On October 2, 2008 the Company completed a $30.0 million public offering of 10,000,000 units at a price of $3.00 per unit. Each unit was comprised of one common share and one-half of one common share purchase warrant exercisable for 12 months at a price of $3.50.

5.               In November 2008, the Company borrowed the full $14.0 million available in its Bridge Facility.

6.               As at December 31, 2008 the Company had advanced a cumulative total of $80.1 million U.S. towards its obligations in the Block 5(c) Participation Agreement to Canadian Superior, the operator of the Company’s exploration program on Block 5(c). As at December 31, 2008, the Company has accrued an additional $23.5 million in obligations to the operator of the well for work performed on Block 5(c).

RESULTS OF OPERATIONS

Revenue

Challenger’s main source of revenue is interest revenue. For the year ended December 31, 2008 interest revenue was $211,677 which is a decrease of $45,957 from the prior year’s comparative period. For the quarter ended December 31, 2008 interest revenue was $24,636, which is a 24% decrease from the fourth quarter of 2007. Interest earned related to cash balances in the year and quarter ending December 31, 2007 were higher, resulting from the February/March 2007 private placement. Interest revenue is expected to fluctuate, depending on the cash balance on hand.

Challenger’s net production revenue from its 10% share in an Innisfail, Alberta well for the year ended December 31, 2008 was $127,787, an increase of 17% compared to the prior year due to increased production and average prices. For the quarter ended December 31, 2008, net production revenue was $29,535, a decrease of 15% over the prior year’s comparative quarter of 2007, with the decrease attributable to decreased natural gas prices in the fourth quarter of 2008.

Expenses

The majority of expenses in the year and three month period ended December 31, 2008 were stock based compensation expenses related to stock options issued and office and administration expenses incurred in connection with administration of the Company. Stock based compensation in the year ended December 31, 2008 was $1,819,589, which represents a decrease of $1,053,605 over the prior year’s comparative period which is a result of fewer options issued and full vesting of older options issued in prior periods. In the three months ended December 31, 2008 stock based compensation was $332,540, which is a decrease of $757,407, over the prior year’s comparative period. This decrease is due to the issuance of options in the period ended December 31, 2007 that were fully amortized by the start of the period ended December 31, 2008.

Office and administration costs for the year and three month periods ended December 31, 2008 was $1,508,097 and $657,327, which represents an increase of $799,451 and $444,597, respectively, over the prior year’s comparative periods. Higher costs in the year ended December 31, 2008 compared to the prior year is due to increased marketing efforts and increased personnel costs. The increase in costs in the three month period ended December 31, 2008 is due to increased personnel costs. Professional fees for the year and three months ended December 31, 2008 were $452,159 and $182,467, which represents an increase of $195,513 and $125,257, respectively, over the prior year’s comparative periods due to Company’s increased corporate activities.

In the period ended December 31, 2008, a majority of the Company’s accrued payables were due in U.S. dollars (as its obligations under the Participation Agreement are due in U.S. dollars). For the period ended December 31, 2008 the Company recorded a foreign exchange loss of $1,708,894 reflecting a change in value of the Canadian dollar relative to the U.S. dollar. This loss, in respect to future periods, is subject to change based on fluctuations in the exchange rate between Canada and the U.S. dollars, the balance of the Company’s cash held in U.S. dollars and accrued obligations due in U.S. dollars.

CAPITAL EXPENDITURES

The costs incurred with respect to the Block 5(c) program include direct and indirect costs for the drilling and suspension of the first exploration well, Victory, the second exploration well, Bounty, and the third and final exploration well, Endeavour. Additional costs incurred on the three wells include the testing operations. A breakdown of the costs associated with each well in the Block 5(c) program is provided below.

Victory

Challenger’s share of the drilling and suspension of the Victory Well was $24.9 million U.S. and $9.0 million U.S. for testing, for a total of $33.9 million U.S. Results from testing the Victory well were announced in January 2008 and operations on the Victory well were completed in February 2008.

Bounty

Challenger’s share of the drilling and suspension of the Bounty Well was $26.1 million U.S. and $6.7 million U.S. for testing for a total of approximately $32.8 million U.S. Results from testing the Bounty well were announced in August 2008 and operations on the Bounty well were completed in August 2008.

Endeavour

The third exploration well, Endeavour, which was spudded on August 28, 2008, is now estimated to cost approximately $35.2 million U.S. net to Challenger. Challenger’s share of costs incurred to December 31, 2008 on the Endeavour Well is approximately $25.2 million U.S. The Endeavour Well reached total depth in January 2009, two months later than originally expected due to drilling and equipment issues. The testing of the Endeavour well began at the end of January 2009 and is expected to cost approximately $9.5 million U.S. net to Challenger. The foregoing amounts are estimates only and the Corporation will require additional funds (see discussion under ‘Business Risks’) to satisfy its share of the costs associated with the Endeavour Well.

Indirect Costs

Pursuant to the Participation Agreement, Challenger’s share of indirect costs in connection with the Block 5(c) drilling program include those incurred to satisfy its obligations under the Production Sharing Contract, and to provide operations support and to establish an operations office in Trinidad and Tobago. Costs related to operations support represent Challenger’s share of the costs associated with the operator’s Trinidad office in the Port of Spain. Such costs include salaries and general office expenses and are ongoing commitments. After the drilling of the third exploration well, Challenger’s share of costs is reduced to 25% to reflect its working interest share. Challenger’s current monthly commitment in respect of operations support is approximately $66,000. The $66,000 per month represents 33 1/3% of the costs associated with operations support. Once the Corporation has fulfilled its obligation to pay 33 1/3% of the operations support costs incurred for the three initial exploration wells, the 33 1/3% is reduced to 25%, being $49,500 per month. Since the execution of the Participation Agreement, Challenger’s share of indirect costs, which is comprised of actual costs incurred by Canadian Superior, has been approximately $5.5 million U.S.

LIQUIDITY

While the Company has filed for and been granted creditor protection, the accompanying financial statements continue to be prepared using the going concern concept, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in these financial statements.

The accompanying financial statements do not purport to reflect or provide for the consequences of the Initial Order. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status of priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

On September 23, 2008, the Corporation entered into a $14.0 million Bridge Facility with Canadian Superior. The funds were available on condition of the closing of a $30.0 million equity financing. The required equity financing condition was satisfied on October 2, 2008. In connection with securing this facility, a $100,000 non refundable facility fee was paid to Canadian Superior. The Bridge Facility was to be used for the sole purpose of satisfying the Corporation’s share of direct and indirect expenses in connection with the Block 5(c) program. The Bridge Facility’s interest rate is ten percent (10%) per annum compounded annually and payable December 31, 2008. The Bridge Facility is secured by security customary for transactions of this nature, including a demand debenture in the principal amount of the Bridge Facility granting a first priority security interest over all present and after-acquired personal property of the Corporation and a first floating charge over all other present and after acquired property of the Corporation. The entire Bridge Facility was drawn prior to December 1, 2008 and as such the funds drawn were due and payable December 31, 2008. Since the entire Bridge Facility was drawn, pursuant to the Bridge Facility, the Corporation issued to Canadian Superior non-transferable share purchase warrants entitling Canadian Superior to acquire that number of common shares as is equal to 500,000, exerciseable at a price on the same terms and conditions as the Warrants issued pursuant to the October 2, 2008 Offering ($3.50 per warrant). As at December 31, 2008, the Corporation was in default on repayment of the Bridge Facility. In addition, the Company paid interest up to January 31, 2009 by way of share issuance (188,216 common shares).

As at December 31, 2008, Challenger had cash of $3.9 million and a working capital deficiency of $33.4 million reflecting accrued obligations toward the costs incurred on the Company’s exploration program on Block 5(c) up to December 31, 2008 and amounts owing on its Bridge Facility. This working capital reflects the Company’s position after the financing in March 2008 and October 2008, which raised total gross proceeds of $31.2 million and $30.0 million respectively, and the Company has funded $80.1 million U.S towards its obligations in the Block 5(c) Participation Agreement as at December 31, 2008.

Since inception, the majority of Challenger’s expenses have been paid out of working capital. The Company has been granted creditor protection to continue with its review of strategic alternatives available to the Company.

Cash Used in Operations

Challenger had minimal natural gas production during the period ended December 31, 2008. Established revenue sources are not sufficient to generate cash flow to cover the Company’s administrative and capital expenditure requirements. Challenger was, and continues to be, in a use of cash position. The Company expects to remain in a use of cash position as it finalizes its exploration activities. Cash for exploration activities has been provided from financings and the Company will require additional future financings or must monetize all or a portion of its interest in Block 5(c) to continue funding its exploration activities. There is no guarantee that such financing or monetization will be available on commercially suitable terms or at all. Failure to obtain additional financing or to monetize its interest in Block 5(c) may prevent Challenger from earning its interest in Block 5(c) (see discussion under “Business Risks”).

OUTSTANDING SHARE DATA

Challenger is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as of the date hereof, there are 53,685,763 (December 31, 2007 — 32,777,520) shares outstanding. The shares are fully paid and non-assessable. Challenger also is authorized to issue an unlimited number of preferred shares, issuable in series. In addition, as of the date hereof there are 4,550,000 options and 9,925,000 warrants (December 31, 2007 — 5,670,000 options and 800,000 warrants) to purchase Common Shares outstanding.

The following table summarizes Common Shares issued from December 31, 2006 to the date hereof There are no preferred shares outstanding.

Common shares	Number	Amount
Balance at December 31, 2006	31,344,008	$16,753,896
Warrants exercised	923,512	1,328,898
Options exercised	510,000	105,530
Balance at December 31, 2007	32,777,520	18,188,334
Issued for cash	17,800,000	57,640,000
Issue Costs		(4,624,487)
Special Warrants Exercised	1,875,027	3,037,355
Warrants Exercised	375,000	736,313
Options Exercised	670,000	1,535,889
Balance at December 31, 2008	53,497,547	$76,513,404
Issued	188,216	257,300
Balance at March 16, 2009	53,685,763	$76,770,704

SUMMARY OF QUARTERLY RESULTS

(Canadian dollars)	Dec-08	Sep-08	Jun-08	Mar-08	Dec-07	Sep-07	Jun-07	Mar-07

Total Revenue	54,171	62,405	119,876	103,012	67,022	58,300	115,186	126,301
Net (Loss)	(2,867,529)	(989,255)	(708,588)	(900,810)	(936,314)	(1,361,724)	(1,360,444)	(785,872)
Per Share basic	(0.06)	(0.02)	(0.02)	(0.03)	(0.03)	(0.04)	(0.04)	(0.03)

Cash Expenses for the Period	884,159	346,645	495,582	381,585	285,914	210,771	268,108	279,197
Stock Option Compensation Expense	332,540	381,046	517,389	588,614	686,555	1,099,947	569,785	516,907
Depletion, Depreciation and Accretion	98,548	21,624	20,687	28,333	24,893	24,234	24,904	28,109
Total Expenses for the Period	1,372,419	749,315	1,030,658	998,532	997,362	1,334,952	862,797	824,213
Foreign Exchange Gain (Loss)	(1,603,454)	(302,345)	202,195	(5,290)	(5,074)	(85,072)	(612,833)	(87,960)

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, comprised of and including, but not restricted to timing, estimates and/or projections, which may or can be described as business, operational and/or financial risks, many of which are outside of Challenger’s control. More specifically, without restricting the generality thereof, these may be, can be and/or included risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Company endeavours to participate in projects with companies that employ a base of experienced qualified personnel, including operational, technical and financial personnel, and maintains an insurance program that is consistent with industry standards.

Challenger is dependent upon raising financing from third parties in order to fund its obligations due on its exploration program, including completing its commitments on the three well exploration program on Block 5(c). There is no guarantee that such financing will be available on commercially suitable terms or at all. Failure to fund its obligations may prevent Challenger from earning its interest in Block 5(c).

Challenger is dependent on the CCAA order to allow the Company to remain in possession and control of its property to continue with its process to evaluate the various strategic alternatives available to the Company, including a sale of Challenger or its assets. Should the court not continue to grant creditor protection, the Company may need to liquidate or forfeit its 25% working interest in Block 5(c).

Additional risks in the business of Challenger are disclosed in the Company’s Annual Information Form, available on SEDAR at www.sedar.com.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008.

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting and designing such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP. The Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated

Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2008. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The effectiveness of our internal control over financial reporting as at December 31, 2008 was audited by Meyers Norris Penny LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2008.

RELATED PARTY TRANSACTIONS

During the year, the Company entered into agreements with Canadian Superior, which is a related party, as the former Chairman and director of the Company (resigned as of October 22, 2008) is also the Executive Chairman, and a Director of Canadian Superior. As a result of the foregoing, related party transactions occurred between the Company and Canadian Superior and may also occur in the future. As at December 31, 2008 the Company had recorded $19.1 million U.S. (December 31, 2007 - $9.3 million U.S. dollars) as owing to Canadian Superior in relation to its Participation Agreement in Block 5(c). In addition, a Bridge Facility in the amount of $14.0 million Cdn, plus accrued interest is due as of December 31, 2008 (December 31, 2007 - nil). A company controlled by the now former director of the Company earned $16,292 (period ended December 31, 2007 - $29,973) from a gross overriding royalty on revenue earned from the Company’s Innisfail well. At December 31, 2007, $16,318 was owing from a company controlled by the former director of the Company. There were no amounts owing at December 31, 2008.

In the year ended December 31, 2007, $8,250 was paid by the Company to Canadian Superior in respect to office rent (no payments made in period ending December 31, 2008) and in December 31, 2007, $32,849 was paid for aircraft rentals and administrative support services at commercial terms to a company controlled by the now former Director of the Company (no payments made in period ending December 31, 2008). These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

These financial statements are prepared in conformity with Canadian and U.S. GAAP, which requires management to make informed judgements and estimates that affect reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the Reporting Periods.

ADOPTION OF NEW ACCOUNTING POLICIES

Financial Instruments and Capital Disclosures

In December 2006, the Canadian Institute of Chartered Accountants (“CICA”) released new Handbook Sections 1535, Capital Disclosures, Section 3862, Financial Instruments-Disclosures, and Section 3863, Financial Instruments-Presentation, effective for annual and interim periods relating to fiscal years beginning on or after October 1, 2007.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital.

Sections 3862 and 3863 replaces section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

On January 1, 2008, the Company adopted these sections and there was no financial impact to previously reported financial statements as a result for the implementation of these new standards (see Note 12 for Capital Disclosures and see Note 14 for Financial Instruments).

RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Effective for fiscal years beginning on or after October 1, 2008, this section provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Retroactive application to prior-period financial statements will be required. The Company does not anticipate that the adoption of this standard, effective January 1, 2009, will significantly impact its financial results.

International financial reporting standards

On February 13, 2008, the CICA Accounting Standards Board (AcSB) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010. The objective is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

Although, the Company has not completed development of its IFRS changeover plan, when finalized it will include project structure and governance, resourcing and training, an analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions. The Company anticipates completing its project scoping, which will include a timetable for assessing the impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements, during 2009.

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations. As the Company is still in the initial assessment phase and has not yet selected its accounting policy choices and IFRS 1 exemptions, the Company is unable to quantify the impact of IFRS on its financial statements. The areas of significance identified above are based on available information and the Company’s expectations as of the date of this report and thus, are subject to change for new facts and circumstances.

OUTLOOK

Drilling and testing of the Company’s third exploration well has been completed and the drilling rig is being prepared for release. The Company has funded $80.1 million U.S. towards its share of costs on the Block 5(c) program and has further estimated obligations of $14 million CDN and $36.1 million U.S to fully pay for its obligations relating to the initial exploration phase of Block 5(c). The Company does not currently have the funds or the financing available to meet these remaining obligations. The Company’s Board of Directors has created a Special Committee of board members to evaluate strategic alternatives, including the sale of the Company or its assets. In addition, the Company has obtained creditor protection, CCAA, to proceed with its evaluation of strategic alternatives in an orderly manner.

Challenger is dependent on the CCAA order to allow the Company to remain in possession and control of its property to continue with its process to evaluate the various strategic alternatives available to the Company, including a sale of Challenger or its assets. Should the court not continue to grant creditor protection, the Company may need to liquidate or forfeit its 25% working interest in Block 5(c).